Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd.
Bermuda Commercial Bank Building
19 Par-la-Ville Road
Hamilton, HM 11Bermuda
Mailing Address:
Suite 1790
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda
Telephone: (441) 278-9000
Facsimile: (441) 278-9090
Website: www.validusre.bm

RISKMETRICS SUPPORTS VALIDUS’ POSITION AND RECOMMENDS THAT IPC SHAREHOLDERS VOTE AGAINST PROPOSED MAX AMALGAMATION
RiskMetrics States that an IPC/Max Merger Does Not Maximize Shareholder Value
Validus Urges IPC Shareholders to Follow the RiskMetrics Recommendation and Vote AGAINST Proposed Max Amalgamation
The Validus Offer Provides a 14.4% Premium to IPC’s Current
Market Price and Includes $3.00 Cash Per IPC share
Hamilton, Bermuda — June 3, 2009 — Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today commented on the recommendation by RiskMetrics Group, the leading independent proxy voting and corporate governance advisory firm, that the shareholders of IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR) vote AGAINST all of the proposals related to the amalgamation agreement between IPC and Max Capital Group Ltd. (“Max”).
Ed Noonan, Validus’ Chairman and Chief Executive Officer, said, “We are gratified but not surprised by RiskMetrics’ recommendation in light of the inferior value of the Max transaction and the disregard the IPC Board has shown for its shareholders and its fiduciary obligations. IPC shareholders have a clear path to receiving the higher value of Validus’ superior offer with or without the support of the IPC Board following the rejection on June 12th of the proposed amalgamation with Max.”
Based on the decision of the Supreme Court of Bermuda on May 29th, Validus will be able to pursue a Scheme of Arrangement to acquire IPC if the Max transaction is rejected and evidence of IPC shareholder support for the Scheme of Arrangement is received. In addition, Validus can close on its acquisition of IPC as early as June 26th through its Exchange Offer if its conditions are satisfied. Under the Validus offer, IPC shareholders will receive $3.00 in cash and 1.1234 Validus voting common shares for each IPC common share for a total consideration of $30.58 per IPC share based on Validus’ closing price yesterday, June 2, 2009. This is a 14.4% premium to yesterday’s IPC closing price.
RiskMetrics conducted a rigorous review to determine whether the Validus or Max offer provides “greater shareholder value” and concluded “...an IPC/Validus transaction is likely to be more value accretive in FY09 and FY10.”
In its report, RiskMetrics also noted that:

“...[O]ur analysis suggests that at least in terms of current valuation, an IPC/Max merger does not maximize shareholder value.”
“We note that the recent Bermuda court ruling appears to confirm the feasibility of a court-ordered process, provided IPC shareholders vote down the Max deal.”
“With respect to the sale process conducted by [the] IPC Board, we note that the combination of a ‘force the vote’, ‘no talk’ and high break-up fee is not shareholder friendly. IPC and Max did not have an adequate rationale in our opinion for this array of deal protection provisions. By itself, these provisions would not cause us to recommend against a transaction. Coupled with the existence of a higher bid, however, such provisions help to tip the balance against the proposed Max transaction.”
Validus urges IPC shareholders to follow RiskMetrics’ recommendation and to preserve their right to receive Validus’ superior offer by voting AGAINST the proposed Max amalgamation. Validus urges IPC shareholders to vote on the GOLD proxy card today. Shareholders who have previously voted on IPC’s white proxy card may obtain assistance in revoking or changing that vote by contacting Georgeson Inc. toll-free at (888) 274-5119 (banks and brokers should call (212) 440-9800), or email validusIPC@georgeson.com.
For the latest copies of the transaction documents, proxy materials and an investor presentation detailing the benefits of Validus’ superior offer, please visit www.ValidusTransaction.com.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
OR
Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, those set forth in the proxy statements and registration statement that Validus has filed with the Securities and Exchange Commission (“SEC”) relating to its proposed acquisition of IPC, and should be read in conjunction with the cautionary statements and risk factors included in our most recent reports on Form 10-K and Form

10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Additional Information about the Proposed Acquisition and Where to Find It:
This press release relates to the Exchange Offer by Validus to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.00 in cash. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the press release of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.
This press release is not a substitute for the proxy statements that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition. Validus has sent a definitive proxy statement to IPC shareholders seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max (the “Opposition Proxy Statement”). Validus has also sent a definitive proxy statement to its shareholders seeking proxies to approve the issuance of Validus voting common shares in connection with the proposed transaction between IPC and Validus (the “Validus Share Issuance Proxy Statement”). In addition, Validus has filed preliminary proxy statements with the SEC in connection with the Scheme of Arrangement (the “Scheme of Arrangement Proxy Statements”).
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS, THE OPPOSITION PROXY STATEMENT, THE VALIDUS SHARE ISSUANCE PROXY STATEMENT, THE SCHEME OF ARRANGEMENT PROXY STATEMENTS AND ANY OTHER PROXY STATEMENTS OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and certain of its executive officers are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.
Note: Permission to use quoted material from the RiskMetrics report was neither sought nor obtained.
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